UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Lauder, Leonard A. (1)
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   6/30/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board of Directors and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |5/13/1|G   |V|385,000           |D  |           |                   |D     |                           |
                           |998   |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/2/19|S   | |757,970           |D  |$60.875    |                   |D     |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |6/8/19|S   | |113,696           |D  |$60.875    |6,166,645          |D     |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |      |    | |                  |   |           |5,405,548          |I     |By Estee Lauder 1994 Trust |
                           |      |    | |                  |   |           |                   |      |(2,3)                      |
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Class A Common Stock       |      |    | |                  |   |           |1,464,158          |I     |By GRAT (2,4)              |
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Class A Common Stock       |6/2/19|S   | |833,333           |D  |$60.875    |                   |I     |By LAL Family Partners (2,5|
                           |98    |    | |                  |   |           |                   |      |)                          |
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Class A Common Stock       |6/8/19|S   | |125,000           |D  |$60.875    |4,627,361          |I     |By LAL Family Partners (2,5|
                           |98    |    | |                  |   |           |                   |      |,6)                        |
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Class A Common Stock       |      |    | |                  |   |           |7,692              |I     |By Lauder & Sons (2,7)     |
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Class A Common Stock       |      |    | |                  |   |           |260,000            |I     |By Spouse (8,9)            |
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___________________________________________________________________________________________________________________________________|
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Contract (10)         |(10)    |6/5/1|J   | |(10) (10)  |A,D|(10) |(10) |Class A Comm|(10)   |(10)   |(10)        |I  |By Estee Lau|
                      |        |998  |    | |           |   |     |     |on Stock    |       |       |            |   |der 1994 Tru|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |st (2,3)    |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Designated filer on behalf of (a) the Reporting Person, (b) Evelyn H. Lauder ("EHL"), who is the Reporting
Person's spouse, (c) The Estee Lauder 1994 Trust (the "EL 1994 Trust:), a ten percent owner of the Issuer, (d) LAL
Family Partners L.P. ("LAL Family Partners"), a ten percent owner of the Issuer, and (e) LAL Family Corporation, a ten percent owner of the Issuer. Mrs. Lauder is an Executive Officer (Senior Corporate Vice President) of the
Issuer and she disclaims beneficial ownership of the securities owned directly and indirectly by her spouse, except for the 260,000 shares of Class A Common Stock which she holds directly.
(2) The Reporting Person disclaims beneficial ownership to the extent that he does not have a pecuniary interest in such securities.
(3) The Reporting Person is co-Trustee and beneficiary of the EL 1994 Trust.
(4) The Reporting Person is grantor of a grantor retained annuity trust.
(5) The Reporting Person is the sole individual partner of LAL Family Partners and the majority stockholder of LAL
Family Corporation, which is the sole corporate partner of LAL Family Partners.
 LAL Family Partners is a limited
partnership in which the Reporting Person has sole voting and investment power.
(6) At the end of June 1998, (a) the EL 1994 Trust beneficially owned 5,405,548 shares of Class A Common Stock directly and no shares indirectly (see note 10), (b) LAL Family Partners beneficially owned 4,627,361 shares of
Class A Common Stock directly and no shares indirectly, and (c) LAL Family Corporation beneficially owned
4,627,361 shares of Class A Common Stock indirectly, as the sole corporate partner of LAL Family Partners, and no shares
directly.
(7) The Reporting Person is a general partner of Lauder & Sons L.P. The Reporting Person is also a Trustee of The
1995 Estee Lauder LAL Trust, which is also a general partner in Lauder & Sons
L.P.
(8) The Reporting Person disclaims beneficial ownership of shares owned by his spouse.
(9) At the end of June 1998, EHL beneficially owned (a) 260,000 shares of Class A Common Stock directly, (b)
6,166,645 shares held directly by her spouse, and (c) 11,504,759 shares held indirectly by her spouse. EHL disclaims beneficial ownership of securities owned directly and indirectly by her spouse.
(10) On June 2, 1998, in connection with an offering of certain securities issued by the Estee Lauder Automatic
Common Exchange Security Trust, a trust not affiliated with any Reporting Person or the Issuer (the "TRACES"
Trust"), the EL 1994 Trust entered into a forward purchase agreement (the "Contract") with the TRACES Trust relating to the disposition by the EL 1994 Trust of not fewer than 1,335,804 nor more than 1,603,030 shares of
Class A Common Stock held by the EL 1994 Trust (taking into account the underwriter's over-allotment option in respect of the TRACES Trust offering) (the "Contract Shares"). Specifically, the Contract obligates the EL 1994
Trust to deliver to the TRACES Trust on June 5, 2001 (subject to extension and subsequent acceleration) (the
"Exchange Date") a number of shares of Class A Common Stock equal to the product of the "Exchange Rate" times
1,603,030 shares, or at the EL 1994 Trust's option in lieu of shares, to deliver an amount of cash equal to the then
Average Market Price (as defined in the Contract) of the number of shares otherwise deliverable. The Exchange
Rate is equal to: (a) if the then Average Market Price is less than $73.05 per share (the "Appreciation Threshold
Price") but equal to or greater than $60.875 per share (the "Initial Price"), a fraction equal to the Initial Price divided by the then Average Market Price; (b) if the then Average Market Price is equal to or greater than the Appreciation
Threshold Price, 0.8333; and (c) if the then Average Market Price is less than the Initial Price, 1.0, subject in each case to certain antidilutive and extraordinary transaction adjustments.) Upon the consummation of the offering of certain securities by the TRACES Trust, the EL 1994 Trust received from the TRACES Trust $49,954,188.24 on June
5, 1998, and $30,797,394.71 on June 10, 1998, pursuant to the Contract, representing the purchase price of the
Contract Shares before expenses and fees. The TRACES Trust's offering and the Contract are described further in a Prospectus dated June 2, 1998, which forms a part of the TRACES Trust's Registration Statement on Form N-2
(SEC File Nos. 811-08761 and 333-50597.)
Joint Filer
Information
Name: Evelyn H.
Lauder
Address: The Estee Lauder Companies
Inc.
767 Fifth Avenue
New York, NY  10153
Designated Filer: Leonard A.
Lauder
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for Month/Year:
6/30/1998
Signature: /s/ Evelyn H.
Lauder
Name: The Estee Lauder 1994
Trust
Address: c/o Leonard A. Lauder,
Trustee
The Estee Lauder Companies
Inc.
767 Fifth Avenue
New York, NY  10153
Designated Filer: Leonard A.
Lauder
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for Month/Year:
6/30/1998
Signature: /s/ Leonard A. Lauder,
Trustee
Name: LAL Family Partners
L.P.
Address: c/o Leonard A.
Lauder
The Estee Lauder Companies
Inc.
767 Fifth Avenue
New York, NY  10153
Designated Filer: Leonard A.
Lauder
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for Month/Year:
6/30/1998
Signature: /s/ Leonard A. Lauder, Managing
Partner
Name: LAL Family Corporation
Address: c/o Leonard A.
Lauder
The Estee Lauder Companies
Inc.
767 Fifth Avenue
New York, NY  10153
Designated Filer: Leonard A.
Lauder
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for Month/Year:
6/30/1998
Signature: /s/ Leonard A. Lauder,
President
SIGNATURE OF REPORTING PERSON
Leonard A. Lauder
DATE
7/1/1998